UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41990

Mobile-health Network Solutions

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

+65 6222 5223

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On April 12, 2024, Mobile-health Network Solutions (the “Company”) closed its previously announced initial public offering (the “IPO”) of 2,250,000 Class A ordinary shares, par value US$0.000004 per share (the “Shares”) at a price of US$4.00 per share. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-277254), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 22, 2024 (as amended, the “Registration Statement”) and declared effective by the SEC on March 27, 2024.

In connection with the IPO, the Company issued a press release on April 12, 2024 announcing the closing of the IPO. The press release, furnished in this report as Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mobile-health Network Solutions

Date: April 15, 2024	By:	/s/ Siaw Tung Yeng
	Name:	Siaw Tung Yeng
	Title:	Co-Chief Executive Officer and Director

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release on Closing of the Company’s Initial Public Offering

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